Mail Stop 7010
								October 31, 2005
C. David Myers
President and Chief Executive Officer
York International Corporation
631 South Richland Avenue
York, Pennsylvania 17403

Re:	York International Corporation
	Schedule 14A
      Amended October 24, 2005
	File No. 001-10863

Dear Mr. Myers:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Background of the Merger, page 8

1. Please disclose why you disregarded the internal initiatives
and
strategic transaction mentioned in the first paragraph. Also, we note your supplemental response to comment 5 of our October 12, 2005 letter that York received no proposals for a business combination during the time period while it was discussing and considering Johnson Control`s proposal. Please tell us whether you received other proposals for a business combination in the recent period prior to discussing and considering Johnson Control`s proposal as well as the amount of consideration and the reasons for rejecting the offer.

2. We note the revisions in response to our prior comment number
8.
Please disclose whether any other values were discussed and why the merger consideration was increased from $55.00 to $56.50.

York`s Reasons for the Merger; Recommendation of the York Board of Directors, page 9

3. We reissue comment 10 of our October 12, 2005 letter. Please elaborate on the conclusions drawn from each factor considered.



Other Factors, page 14

4. We note your supplemental response that Credit Suisse did not consider these other factors to be material to its fairness assessment and did not draw any conclusion from them. Please disclose this in the proxy statement.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please contact Craig Slivka, Staff Attorney, at
(202) 551-3729 or in his absence Chris Edwards, Special Counsel, at
(202) 551-3742 with any questions.

      					Sincerely,


      					Assistant Director
								Pamela A. Long

CC:	Matt Guest, Esq.
	(212) 403-2341
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C. David Myers
York International Corporation
Page 1 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE